BENEFITS SCHEDULES

SERP III

Attained Age Upon
Termination		Percentage

Less than	55	0%

	55	20%

	56	24%

	57	28%

	58	32%

	59	36%

	60	40%

	61	44%

	62	48%

	63	52%

	64	56%

	65	60%

More than	65	60%

The annual salary of a Member for purposes of determining the Member’s benefits under SERP III, including retirement, disability and survivor benefits, shall not exceed $300,000. This limitation will be reviewed periodically by the Board of Directors.

EXHIBIT 12

EXHIBIT 12: COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(dollars in thousands)

	For the Year Ended December 31,

	2000	1999	1998	1997	1996

INCLUDING INTEREST ON DEPOSITS

Earnings:

Income before income taxes	$2,120,407	$1,654,964	$1,254,065	$1,022,108	$731,294

Fixed charges	1,702,953	1,341,993	1,238,596	1,035,069	755,884

Interest capitalized during period, net of amortization of previously capitalized interest	(3,490)	(2,949)	(5,400)	(4,967)	(2,370)

Earnings, for computation purposes	$3,819,870	$2,994,008	$2,487,261	$2,052,210	$1,484,808

Fixed Charges and Preferred Stock Dividend Requirements:

Interest on deposits, short-term borrowings, and long-term debt and bank notes, expensed or capitalized	$1,695,735	$1,331,860	$1,229,503	$1,023,765	$746,008

Portion of rents representative of the interest factor	7,218	10,133	9,093	11,304	9,876

Fixed charges	1,702,953	1,341,993	1,238,596	1,035,069	755,884

Preferred stock dividend requirements	23,706	23,123	23,089	32,065	23,269

Fixed charges and preferred stock dividend requirements, including interest on deposits, for computation purposes	$1,726,659	$1,365,116	$1,261,685	$1,067,134	$779,153

Ratio of earnings to combined fixed charges and preferred stock dividend requirements, including interest on deposits	2.21	2.19	1.97	1.92	1.91

EXCLUDING INTEREST ON DEPOSITS

Earnings:

Income before income taxes	$2,120,407	$1,654,964	$1,254,065	$1,022,108	$731,294

Fixed charges	442,378	422,567	422,492	341,149	227,999

Interest capitalized during period, net of amortization of previously capitalized interest	(3,511)	(2,970)	(5,421)	(4,988)	(2,391)

Earnings, for computation purposes	$2,559,274	$2,074,561	$1,671,136	$1,358,269	$956,902

Fixed Charges and Preferred Stock Dividend Requirements:

Interest on short-term borrowings, and long-term debt and bank notes, expensed or capitalized	$435,160	$412,434	$413,399	$329,845	$218,123

Portion of rents representative of the interest factor	7,218	10,133	9,093	11,304	9,876

Fixed charges	442,378	422,567	422,492	341,149	227,999

Preferred stock dividend requirements	23,706	23,123	23,089	32,065	23,269

Fixed charges and preferred stock dividend requirements, excluding interest on deposits, for computation purposes	$466,084	$445,690	$445,581	$373,214	$251,268

Ratio of earnings to combined fixed charges and preferred stock dividend requirements, excluding interest on deposits	5.49	4.65	3.75	3.64	3.81

The ratio of earnings to combined fixed charges and preferred stock dividend requirements is computed by dividing (i) income before income taxes and fixed charges less interest capitalized during such period, net of amortization of previously capitalized interest, by (ii) fixed charges and preferred stock dividend requirements. Fixed charges consist of interest, expensed or capitalized, on borrowings (including or excluding deposits, as applicable), and the portion of rental expense which is deemed representative of interest. The preferred stock dividend requirements represent the pretax earnings which would have been required to cover such dividend requirements on the Corporation’s preferred stock outstanding.